FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of September 2005


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

Interim Results





EMBARGO: NOT FOR PUBLICATION OR BROADCAST BEFORE 7.00 AM ON TUESDAY, 6 SEPTEMBER 2005

Acambis invests in progressing and expanding R&D pipeline

Cambridge, UK and Cambridge, Massachusetts - 6 September 2005 - Acambis plc (" Acambis") (LSE: ACM, NASDAQ: ACAM) announces its results for the second quarter and six months ended 30 June 2005.

Key highlights since start of second quarter

>         Smallpox vaccine franchise update:
          -   ACAM2000:
              -   Pre-BLA meeting planned for around end of October
              - CDC re-confirms commitment to move forward with warm-base manufacturing; contract revenues more likely to commence during 2006
          -   MVA3000:
              - Responding to US Government Request for Proposals for 20 million-dose stockpile of MVA attenuated smallpox vaccine
              - Initiated large-scale Phase ll trial of MVA3000 in healthy adults
                      - Bavarian Nordic filed two legal actions against Acambis
                      - Claims believed to be without foundation and will be
                        fought vigorously
              - Believed not to affect Acambis' ability to compete for and win contract under RFP3

>         Research and development update:
          - ChimeriVax-JE: supplementary Phase ll testing complete, including bridging study validating Acambis' in-house production process. On track to initiate Phase lll trials before end of year
          - ChimeriVax-West Nile: following successful Phase l trial, on track to commence Phase ll trial using Acambis-produced material before end of year
          -   C. difficile: initiated first of two Phase l trials
          - Launched 'universal' influenza vaccine development programme with potential for protection against pandemic flu

> Sales of oral typhoid vaccine Vivotif(R) continue to be well ahead of the equivalent period in 2004

Key financials *
                                             Three months ended 30 June     Six months ended 30 June
                                                     2005             2004          2005          2004
Revenue                                           GBP6.4m           GBP32.5m        GBP12.4m      GBP51.3m
(Loss)/profit before tax                        GBP(7.0)m           GBP28.7m       GBP(12.8)m     GBP26.9m
(Loss)/earnings per share                          (4.4)p              18.2p           (8.5)p        17.0p
(Loss)/earnings per ADR                           $(0.16)              $0.66          $(0.30)        $0.62
Cash                                             GBP82.2m          GBP117.1m        GBP82.2m     GBP117.1m

* Prepared under the Group's accounting policies based on International Financial Reporting Standards

Gordon Cameron, Chief Executive Officer of Acambis, commented:

"Our major focus for 2005 is on investing in the growth of Acambis through driving our pipeline projects forward and expanding both our pipeline and our core capabilities. Already this year, we have successfully progressed several R& D projects through important milestones, strengthened our manufacturing with the acquisition of a fill/finish facility and broadened our pipeline by launching a flu vaccine programme. This kind of investment will continue to expand our horizons beyond biodefence and help to build sustainable revenues to support our long-term growth."

                                     -ends-

Chairman's statement

Overview

Successful progression of our products through the clinical development stages is the principal driver of long-term value for Acambis. We have highlighted 2005 as a year of investment aimed at driving our product pipeline forward and expanding our portfolio. We have made good progress in several of our key research and development ("R&D") projects and have acquired additional assets in the form of a fill/finish facility and an influenza vaccine development programme.

Since the beginning of the year, in addition to completing Phase I trials of ChimeriVax-West Nile and ChimeriVax-Dengue, the results of which were highlighted in our first quarter statement, we have completed a Phase I trial and initiated a Phase II trial of MVA3000, and have started the first of two Phase I trials of our C. difficile vaccine. We have also completed a "bridging" trial of ChimeriVax-JE and supplementary Phase II testing, which ensures we are on track to commence pivotal Phase lll trials before the end of the year.

In August, we expanded our development portfolio with the acquisition of a research programme into a 'universal' vaccine against influenza and are continuing to look at other opportunities. By introducing new products to our pipeline, we aim to provide for the long-term future of the company, maximising the strong infrastructure we have established.

In the smallpox area, our primary focus is the opportunity to supply Modified Vaccinia Ankara ("MVA") attenuated smallpox vaccine to the US Government. The Department of Health and Human Services ("DHHS") has issued a Request for Proposals ("RFP") for procurement of a stockpile of MVA vaccine doses under Project Bioshield. We are preparing our response, which is due by the end of September, and DHHS has indicated it intends to award contracts in the first quarter of 2006. We believe we are in a strong position to bid successfully for a contract.

At the same time, we are continuing discussions with the US Government about warm-base manufacturing for ACAM2000, the smallpox vaccine we have supplied to the Strategic National Stockpile. Based on recent indications from the US Government, we consider that revenues from that contract would be more likely to commence during 2006.

SMALLPOX VACCINE FRANCHISE UPDATE

MVA3000

Under the RFP issued by DHHS in August 2005, the US Government plans to procure up to 20 million doses of MVA. It also requires advanced clinical testing up to and including obtaining a product licence for MVA. The RFP includes options for the Government to purchase up to 60 million additional doses and warm-base manufacturing over the longer term.

We are in the process of preparing our submission, the deadline for which is 29 September 2005. The RFP anticipates the period of performance for the contract(s) will be five years, beginning on or about February 2006. The RFP requires delivery of 10-20 million doses within 24 months of contract award(s).

For our existing US Government MVA contracts, our partner, Baxter Healthcare SA ("Baxter"), has manufactured the 500,000 doses required under our second contract at the scale required for the 10-20 million-dose RFP. All 500,000 doses have been manufactured, filled and finished and are currently undergoing final release testing.

Acambis' clinical trial programme under our existing US Government MVA contracts is progressing as planned. Having announced data from the Phase l trial of MVA3000 in April, we have since initiated a 700-subject Phase II safety, immunogenicity and dose-ranging trial. We will shortly start clinical testing in target populations with a Phase l trial in HIV-infected subjects, to be followed with a trial in atopic dermatitis sufferers later in the year.

The Acambis/Baxter partnership has a long and unrivalled track record through our work on ACAM2000 and delivery of more than 180 million doses of smallpox vaccine to the US Government. The combination of Acambis' US clinical development and regulatory experience and Baxter's ability to manufacture to commercial scale ensures that we are in a very strong position to meet all of the US Government's requirements for a stockpile of MVA vaccine.

In August, Bavarian Nordic, our competitor for the MVA stockpiling contracts, filed two legal actions against Acambis in the US, in relation to the intellectual property on its MVA smallpox vaccine. In response to these actions, we issued a statement on 22 August, which stated that we believe these claims are without foundation and that we will be vigorously defending our legal position. Furthermore, we believe that these legal actions do not affect our ability to compete for and win a contract under the RFP.

ACAM2000

Discussions with the US Government are continuing regarding the provision of an ongoing warm-base manufacturing capability for ACAM2000. This should ensure that we maintain the systems, procedures and expertise developed over the last five years and that we can rapidly increase vaccine production should an emergency situation arise. The division of the US Government that will oversee the warm-base manufacturing programme, the Centers for Disease Control and Prevention ("CDC"), has indicated that it would be proceeding with a warm-base manufacturing contract during US Government Fiscal Year 2006, which runs from 1 October 2005 through 30 September 2006. We believe that it is more likely, therefore, that the contract would commence, and the first revenues would be generated, during 2006. As with all government contracts, the award is subject to availability of the requisite funding.

We are making good progress towards submission of a Biologics License Application ("BLA") to the US Food and Drug Administration ("FDA"). We have submitted a pre-BLA meeting request to the FDA and anticipate that the meeting will take place around the end of October.

Discussions are also ongoing with countries outside of the US about supplying ACAM2000 for emergency-use stockpiling purposes. Several governments have indicated their intention to await licensure before making a final procurement decision. We also continue to be in discussions regarding the supply of Cangene Corporation's ("Cangene") Vaccinia Immune Globulin product ("C-VIG") for treating adverse reactions to smallpox vaccination. We act as sales agent to Cangene in territories outside North America and Israel.

VIVOTIF(R)

Sales of Vivotif, the oral typhoid vaccine marketed in North America by our subsidiary, Berna Products Corporation, continue to be well ahead of the same period in 2004. As with the first three months of 2005, the competitor product faced supply issues and, therefore, has not been available during the second quarter. As a result of this and a reliable and increased supply, we are benefiting from this advantage, as well as from successful marketing campaigns.

R&D UPDATE

ChimeriVax-JE

We are on track to achieve the important milestone of initiating Phase lll pivotal trials of ChimeriVax-JE before the end of 2005.

Following technology transfer and commercial-scale manufacture of ChimeriVax-JE at our Canton, Massachusetts facility, we recently announced completion of a bridging study. Results from the trial demonstrate, on average, a 96% seroconversion to JE-neutralising antibodies, which is consistent with the profile seen in previous Phase I and II trials. The decision to bring manufacture of ChimeriVax-JE in-house was a strategic one driven by our goal to invest in our own products to retain as much control and value as possible.

While the manufacture and bridging studies have been ongoing, we have also been conducting additional Phase ll trials to provide supplementary data to support our product licence application.

These data have enabled us to take a single-dose product to Phase lll testing and demonstrate that there were no clinically significant interactions between ChimeriVax-JE and yellow fever vaccine when administered simultaneously or at 30-day intervals.

ChimeriVax-West Nile

In May, we announced positive results from the Phase l trial of our vaccine against West Nile virus. To date, we are the only company to have completed a human clinical trial of a West Nile vaccine and plan to stay in the lead by initiating a Phase II trial by the end of 2005. We have successfully scaled up manufacture of ChimeriVax-West Nile at our Canton manufacturing facility and will use the material produced there for the Phase ll trial.

C. difficile

We have initiated the first of two Phase l trials of our vaccine candidate against Clostridium difficile ("C. difficile"), the hospital-acquired bacterial infection. The trial is designed to test safety and immunogenicity of the vaccine at different dose levels and is being conducted on healthy adults at two study centres in the US.

No vaccine exists against C. difficile and we are the only company with a vaccine undergoing clinical trials.

C. difficile has been the focus of considerable media and public health attention in recent months. In the UK, this followed reports that the Stoke Mandeville hospital in Buckinghamshire, UK had experienced an outbreak caused by a new, more virulent strain of C. difficile. A number of hospitals have since reported outbreaks in the UK. The same strain has also caused outbreaks with many fatalities in Canada and the US. In the UK, the incidence of C. difficile is on the rise with 44,488 cases in 2004.

ARILVAX(TM)

Negotiations are continuing with Chiron Vaccines, the owner and manufacturer of the ARILVAX yellow fever vaccine to which we have US marketing rights, about the project's timelines and regulatory strategy. However, a mutually beneficial outcome has not yet been agreed and we are now considering our position.

Influenza vaccine development programme

As announced in August, we have recently started development of a potentially breakthrough new influenza vaccine that could offer protection against multiple strains of the influenza virus, including those that cause pandemics.

Through a research collaboration and licensing agreement with the Flanders Interuniversity Institute for Biotechnology, a Belgian research institute, we aim to develop a vaccine against both A and B strains of influenza. This ' universal' vaccine would protect against all human strains of influenza and, therefore, would not require annual changes to the formulation.

A major component of the new vaccine will be M2e, part of the protein M2, which is specific to influenza A. Being highly conserved, M2e is intended to elicit protective immune responses against all strains of influenza A.

As a step towards developing the universal vaccine, we acquired an influenza A vaccine candidate from Apovia earlier this year. This vaccine may also have potential as a pandemic flu vaccine. During the 20th Century, all flu pandemics were caused by influenza A strains. The influenza A vaccine candidate is currently in pre-clinical development.

R&D day

On 15 November, we plan to hold an analyst R&D day to provide a broader overview of our key pipeline programmes. The meeting will be accessible to other interested parties via a webcast, which we will provide on our website. Our third quarter results will be issued on the same day.

FILL/FINISH UPDATE

At the time of our first quarter results announcement in May, we issued a separate news release announcing the acquisition of a strategically important fill/finish facility based in Rockville, MD, US. This acquisition will enable us to have a fully-integrated supply chain, equipping us with the necessary capabilities to take a product from concept to commercialisation.

Since May, we have initiated an expansion programme in order to prepare the facility for use, including establishing the necessary operating infrastructure and initiating the recruitment process of key manufacturing and quality staff. A design assessment has been carried out and modifications to support the delivery of our pipeline products, both for clinical trials and commercial use, will begin later this year. We are on track with our expansion plans and look forward to benefiting from this comprehensive in-house fill/finish capability. Having reviewed our plans for 2005, we expect to incur operating expenditure of up to GBP2m this year on the facility.

FINANCIAL REVIEW

The financial results, prepared under the Group's accounting policies based on International Financial Reporting Standards, for the three months ("Q2") and six months ("H1") ended 30 June 2005 are presented below. The narrative reflects a comparison of our activities in 2005 and 2004, and, unless otherwise stated, the comparative figures in parentheses relate to the equivalent period in 2004.

Trading results

Revenue for Q2 was GBP6.4m (2004 - GBP32.5m) and for H1 was GBP12.4m (2004 - GBP51.3m). The main sources of revenue were our fixed-price 155 million-dose smallpox contract with the CDC, our two contracts with the US National Institute of Allergy and Infectious Disease for MVA3000, product sales of Vivotif and revenue from sanofi pasteur in respect of the ChimeriVax-Dengue vaccine programme. Revenues from the CDC contract were lower in 2005 as the majority of work under this contract has already been completed; the remaining activities are focused on work required for the BLA submission. In 2004, revenues also included deliveries of ACAM2000 vaccine doses to the CDC.

Cost of sales in Q2 and H1, representing costs in relation to all of the above revenue (except the ChimeriVax-Dengue programme costs which are recorded within R&D costs), amounted to GBP5.0m and GBP8.9m respectively (2004 - GBP4.8m and GBP17.2m respectively), the decrease being attributable in the most part to the lower level of activity required on the 155 million-dose ACAM2000 contract with the CDC. During Q2 and H1, certain of the costs relating to the manufacturing facility were expensed to R&D costs as a result of utilisation of the facility for process development and manufacturing work for our R&D programmes.

Our gross profit margin in Q2 and H1 was 21.9% and 28.2% respectively (2004 - 85.2% and 66.5% respectively). This reduction in margin is driven mainly by the MVA contracts, which are cost-plus-fixed-fee contracts, and the fact that the higher margin ACAM2000 income is not as significant this year.

Expenditure on R&D in Q2 was GBP7.4m (2004 - GBP7.4m) and in H1 was GBP14.5m (2004 - GBP14.0m). The ChimeriVax-JE and ChimeriVax-West Nile programmes continue to account for the majority of spend.

Sales and marketing costs increased slightly to GBP0.7m (2004 - GBP0.5m) for Q2 and GBP1.3m (2004 - GBP1.2m) for H1. Administrative costs decreased in Q2 to GBP0.9m (2004 - GBP2.4m), and in H1 to GBP2.0m (2004 - GBP3.9m), primarily due to exceptional items included in the comparator information. Finance income in Q2 was GBP1.0m (2004 - GBP1.3m) and in H1 was GBP2.2m (2004 - GBP2.1m).

The pre-tax loss for Q2 and H1 was GBP7.0m and GBP12.8m, respectively (2004 - pre-tax profit of GBP28.7m and GBP26.8m respectively). The change compared with 2004 resulted from lower revenues from our ACAM2000 smallpox vaccine programme and sales of the ACAM2000 product (as explained above) and from recording net income in 2004 of GBP8.3m from exceptional items relating to Baxter and the Canton manufacturing facility.

During Q2 and H1, the Group recorded tax credits of GBP2.3m and GBP3.7m respectively (2004, charges of GBP9.5m and GBP9.0m). The effective tax rate for 2005 was 32.9% and 28.9% in Q2 and H1 respectively (2004 - 33.1% and 33.4%).

Capital expenditure and financial investment

Capital expenditure for Q2 was GBP2.2m (2004 - GBP0.5m) and for H1 was GBP2.6m (2004 - GBP1.3m). The majority of the expenditure in Q2 and H1, GBP1.7m relates to the acquisition of assets at the fill/finish facility in Rockville. The remaining expenditure relates primarily to the cost of redeveloping and expanding areas of our US R&D facility.

Balance sheet highlights

i)          Cash/debtors

Cash and liquid investments of the Group at 30 June 2005 amounted to GBP82.2m (30 June 2004 - GBP117.1m, 31 December 2004 - GBP101.8m). The decrease in cash in the first six months of 2005 resulted primarily from the ongoing operational expenditures of the Group and is in line with management's expectations. Trade and other receivables increased marginally during the year to GBP15.8m at 30 June 2005 (30 June 2004 - GBP19.4m, 31 December 2004 - GBP15.6m).

ii)          Inventory

Inventory held at 30 June 2005 amounted to GBP5.2m (30 June 2004 - GBP11.7m, 31 December 2004 - GBP6.0m). Inventory principally represents work-in-progress and finished goods in relation to our ACAM2000 and Vivotif vaccines.

iii)         Current liabilities: amounts falling due within one year

Current liabilities reduced to GBP34.4m at 30 June 2005 (30 June 2004 - GBP74.6m, 31 December 2004 - GBP47.6m). A large proportion of this balance continues to relate to accruals and deferred income arising under the 155 million-dose ACAM2000 contract with the CDC. Our adopted method for recognising revenue under this contract, the percentage of cost-to-completion method, continues to give rise to a deferred income balance, representing the difference between invoices submitted and amounts recognised as revenue. At 30 June 2005, deferred income relating to this contract was GBP12.2m (30 June 2004 - GBP31.9m, 31 December 2004 - GBP16.5m). This deferred revenue balance will continue to unwind during 2005 and 2006 as BLA activities progress.

iv)         Short-term borrowings and financial liabilities

The combined balance on our US dollar-denominated financing facilities reduced in the period to 30 June 2005 to GBP13.9m (30 June 2004 - GBP15.4m, 31 December 2004 - GBP13.0m) as a result of the lease-financing facility continuing to be repaid. The balance on this facility was GBP8.5m at 30 June 2005 (30 June 2004 - GBP11.6m, 31 December 2004 - GBP9.4m). The balance on the overdraft facility at 30 June 2005 was GBP3.9m (30 June 2004 - GBP3.8m, 31 December 2004 - GBP3.6m),
the increase being attributable to exchange rate movements in the period. The remaining balance of GBP1.5m at 30 June 2005 (30 June 2004 - GBPnil, 31 December 2004 - GBPnil) relates to the discounted value of the future payments for the fill/finish acquisition, payable between 2006 and 2017.

Outlook and guidance

We are pleased with the progress achieved in our key pipeline projects to date and look forward to further news on this during the rest of the year. In particular, we plan to start Phase III clinical testing of ChimeriVax-JE, a Phase II trial of ChimeriVax-West Nile, Phase I target population trials of MVA3000 and a second Phase I trial of C. difficile. We also expect to see developments in our smallpox franchise with the submission of our MVA proposal to the US Government and progress towards submission of the ACAM2000 BLA.

As we have previously indicated, certain of our potential 2005 revenue streams are relatively predictable, whilst others, which mostly relate to contracts still to be awarded by governments, are less predictable. At the time of our preliminary results announcement in March 2005, we indicated that we expect the predictable revenues to be around GBP40 million for 2005. We continue to be confident of achieving these more predictable revenues. Of the unpredictable revenues, we have today indicated that we expect ACAM2000 warm-base manufacturing revenues will likely start in 2006. While discussions are ongoing with other governments on sales of ACAM2000 and C-VIG, at this stage we are not including these in our 2005 revenue guidance.

                                     -ends-

A meeting and conference call for analysts will be held today (Tuesday, 6 September 2005) at 9.30 am BST. For details, contact Mo Noonan at Financial Dynamics on telephone number +44 (0) 20 7269 7116. An instant replay of the call will be available until 13 September on telephone number UK: +44 (0) 20 7365 8427 and US: +1 671 801 6888. The pin code is 40765575. An audio webcast of the call will also be available via Acambis' website at www.acambis.com. The webcast replay will be available for 12 months until 6 September 2006.

Enquiries:

Acambis plc
Gordon Cameron, Chief Executive Officer         Today: +44 (0) 20 7831 3113
David Lawrence, Chief Financial Officer         Thereafter: +44 (0) 1223 275 300
Lyndsay Wright, VP, Communications and IR

Financial Dynamics
David Yates/Lucy Briggs:                        Tel +44 (0) 20 7831 3113



About Acambis

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis has other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 48 US States in the last six years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2004 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.


Results for the three and six months ended 30 June 2005

Group income statement
                                      Three months    Three months      Six months      Six months      Year ended
                                             ended           ended           ended           ended     31 December
                                      30 June 2005    30 June 2004    30 June 2005    30 June 2004            2004
                                       (unaudited)     (unaudited)     (unaudited)     (unaudited)     (unaudited)
                                              GBPm            GBPm            GBPm            GBPm            GBPm
Revenue                                        6.4            32.5            12.4            51.3            85.5
Cost of sales                                (5.0)           (4.8)           (8.9)          (17.2)          (35.0)
                                             _____           _____           _____           _____           _____
Gross profit                                   1.4            27.7             3.5            34.1            50.5

Research and development costs               (7.4)           (7.4)          (14.5)          (14.0)          (29.4)
Sales and marketing costs                    (0.7)           (0.5)           (1.3)           (1.2)           (2.8)
Administrative costs (including              (0.9)           (2.4)           (2.0)           (3.9)           (5.6)
costs relating to Canton plant
impairment and restructuring
costs)
Other operating income:                          -            10.2               -            10.2            10.2
Settlement of Canton agreement
                                             _____           _____           _____           _____           _____
Operating (loss)/profit                      (7.6)            27.6          (14.3)            25.2            22.9

Non-operating (expense)/income               (0.2)               -           (0.3)               -             0.2
Finance income                                 1.0             1.3             2.2             2.1             4.8
Finance costs                                (0.2)           (0.2)           (0.4)           (0.4)           (0.9)
                                             _____           _____           _____           _____           _____
(Loss)/profit on ordinary
activities before taxation                   (7.0)            28.7          (12.8)            26.9            27.0

Taxation                                       2.3           (9.5)             3.7           (9.0)           (7.3)
                                             _____           _____           _____           _____           _____
(Loss)/profit on ordinary
activities after taxation                    (4.7)            19.2           (9.1)            17.9            19.7
                                             _____           _____           _____           _____           _____

Basic (loss)/earnings per share
(in pence)                                  (4.4)p           18.2p          (8.5)p           17.0p           18.5p
Basic (loss)/earnings per ADR
(in $) (note 2)                            $(0.16)           $0.66         $(0.30)           $0.62           $0.71
Diluted (loss)/earnings per
share (in pence)                            (4.4)p           18.0p          (8.5)p           16.8p           18.1p
Weighted average number of
ordinary shares in issue - basic       107,162,576     105,556,249     107,149,383     105,399,139     106,300,080
Weighted average number of
ordinary shares in issue -
diluted                                107,162,576     106,949,693     107,149,383     106,792,582     108,649,389




Group balance sheet as at 30 June 2005
                                                             As at               As at                 As at
                                                      30 June 2005        30 June 2004      31 December 2004
                                                       (unaudited)         (unaudited)           (unaudited)
                                                              GBPm                GBPm                  GBPm
Non-current assets
Goodwill                                                      15.5                15.7                  15.4
Other intangible assets                                        4.1                 4.5                   4.1
Property, plant and equipment                                 21.3                20.4                  18.5
Deferred tax assets                                              -                 2.1                     -
Other non-current assets                                         -                 2.6                   2.5
                                                             _____               _____                 _____
                                                              40.9                45.3                  40.5
Current assets
Inventory                                                      5.2                11.7                   6.0
Trade and other receivables                                   15.8                19.4                  15.6
Liquid investments                                            35.0                45.1                  48.3
Cash and cash equivalents                                     47.2                72.0                  53.5
                                                             _____               _____                 _____
                                                             103.2               148.2                 123.4
Current liabilities
Short-term borrowings                                        (3.9)               (3.9)                 (3.6)
Short-term financial liabilities                             (3.4)               (4.1)                 (3.1)
Accruals and deferred income                                (19.1)              (47.9)                (27.9)
Trade and other payables                                     (8.0)              (18.7)                (13.0)
                                                             _____               _____                 _____
                                                            (34.4)              (74.6)                (47.6)
                                                             _____               _____                 _____

Net current assets                                            68.8                73.6                  75.8
                                                             _____               _____                 _____

Total assets less current liabiities                         109.7               118.9                 116.3

Non-current liabilities
Investment in Joint Venture                                  (0.3)               (0.3)                 (0.3)
Long-term financial liabilites                               (6.6)               (7.5)                 (6.3)
Accruals and deferred income                                     -               (0.7)                     -
Deferred and contingent consideration                        (0.5)               (2.7)                 (0.5)
Deferred tax provision                                       (1.6)               (1.8)                 (1.7)
                                                             _____               _____                 _____
                                                             (9.0)              (13.0)                 (8.8)
                                                             _____               _____

Net assets                                                   100.7               105.9                 107.5
                                                             _____               _____                 _____

Shareholders' equity
Share capital                                                 10.7                10.6                  10.7
Share premium account                                         97.9                96.6                  97.8
Other reserves                                               (0.6)                 0.1                 (2.5)
Retained earnings                                            (7.3)               (1.4)                   1.5
                                                             _____               _____                 _____
Total shareholders' equity                                   100.7               105.9                 107.5
                                                             _____               _____                 _____


Group cash flow statement

                                          Three months   Three months     Six months     Six months     Year ended
                                                 ended          ended          ended          ended    31 December
                                          30 June 2005   30 June 2004   30 June 2005   30 June 2004           2004
                                           (unaudited)    (unaudited)    (unaudited)    (unaudited)    (unaudited)
                                                  GBPm           GBPm           GBPm           GBPm           GBPm
Operating activities
(Loss)/profit on ordinary activities
before tax                                       (7.0)           28.7         (12.8)           26.9           27.0
Depreciation and amortisation                      1.0            3.1            2.1            4.1            6.3
Increase in working capital                      (3.6)         (44.3)          (0.3)         (37.3)         (51.1)
Other non-cash movements                         (0.3)            0.7          (0.1)            0.6            2.6
Net finance costs                                (0.8)          (1.1)          (1.8)          (1.7)          (3.9)
Taxes received/(paid)                              0.2          (1.1)          (5.0)          (1.1)          (1.6)
                                                 _____          _____          _____          _____          _____
Cash flows from operating activities            (10.5)         (14.0)         (17.9)          (8.5)         (20.7)

Investing activities
Purchase of business operations                  (0.2)          (0.1)          (0.2)          (0.1)          (0.8)
Disposals of investments                             -            0.7              -            0.7            0.7
Purchases of property, plant and                 (2.2)          (0.5)          (2.6)          (1.3)          (3.4)
equipment
                                                 _____          _____          _____          _____          _____
Cash flows from investing activities             (2.4)            0.1          (2.8)          (0.7)          (3.5)

Financing activities
Interest element of finance lease
payments                                         (0.1)          (0.2)          (0.3)          (0.2)          (0.7)
Interest received                                  0.8            1.2            1.9            1.9            4.3
Proceeds from issue of share capital               0.1            0.3            0.1            0.6            1.9
Capital element of finance lease                 (0.8)          (0.8)          (1.6)          (0.8)          (2.5)
payments
Purchase of liquid investments                       -         (18.6)         (12.0)         (29.1)         (52.9)
Sale of liquid investments                        10.8            4.5           25.3            7.5           28.1
                                                 _____          _____          _____          _____          _____
Cash flows from financing activities              10.8         (13.6)           13.4         (20.1)         (21.8)
                                                 _____          _____          _____          _____          _____

Decrease in cash and cash equivalents            (2.1)         (27.5)          (7.3)         (29.3)         (46.0)
                                                 _____          _____          _____          _____          _____



Reconciliation of movements in Group shareholders' equity
                                                              As at                As at                 As at
                                                       30 June 2005         30 June 2004      31 December 2004
                                                        (unaudited)          (unaudited)           (unaudited)
                                                               GBPm                 GBPm                  GBPm
Retained (loss)/profit for the period                         (9.1)                 17.9                  19.7
Gain/(loss) on foreign currency exchange                        1.9                  0.1                 (2.5)
Credit in respect of employee share schemes                     0.5                  0.3                   0.7
Tax in respect of employee share schemes                          -                  0.5                   1.2
                                                              _____
                                                              (6.7)                 18.8                  19.1
New share capital subscribed                                    0.1                  0.6                   1.9
Purchase of Treasury shares                                   (0.2)                    -                     -
                                                              _____                _____                 _____
Net (decrease)/increase in shareholders'
equity                                                        (6.8)                 19.4                  21.0
Opening shareholders' equity                                  107.5                 86.5                  86.5
                                                              _____                _____                 _____
Closing shareholders' equity                                  100.7                105.9                 107.5
                                                              _____                _____                 _____



Reconciliation of net funds                       1 January    Cash flow     Non-cash     Exchange      30 June
                                                       2005         GBPm     movement     movement         2005
                                                       GBPm                  (note 3)         GBPm         GBPm
                                                                                 GBPm

Liquid investments                                     48.3       (13.3)            -            -         35.0
Cash and cash equivalents                              53.5        (7.3)            -          1.0         47.2
                                                      _____        _____        _____        _____        _____
                                                      101.8       (20.6)            -          1.0         82.2
Short-term borrowings                                 (3.6)            -            -        (0.3)        (3.9)
Financial liabilities                                 (9.4)          1.6        (1.6)        (0.6)       (10.0)
                                                      _____        _____        _____        _____        _____
                                                       88.8       (19.0)        (1.6)          0.1         68.3
                                                      _____        _____        _____        _____        _____

Notes

1.     Basis of preparation

The financial information for the three and six months ended 30 June 2005 is unaudited and has been prepared in accordance with the Group's accounting policies, based on IFRS, that are expected to apply for 2005. The financial information for the three and six months ended 30 June 2004 is also unaudited and has been restated under IFRS. These results have not been reviewed by the Group's Auditors. Restated financial information for the three months ended 31 March 2004 and year ended 31 December 2004 was published in May 2005. There is a possibility that the directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with accounting standards adopted for use in the European Union. The IFRS standards and IFRIC (International Financial Reporting Interpretations Committee) interpretations that will be applicable and adopted for use in the European Union at 31 December 2005 are not known with certainty at the time of preparing this interim financial information.

The financial information relating to the year ended 31 December 2004 does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The data has been extracted from the full report for that year and has been restated under IFRS. This information is currently unaudited. The report of the Auditors on the 2004 accounts as prepared under UK GAAP was unqualified. The statutory accounts presented under UK GAAP for the year ended 31 December 2004 were approved at the 2004 Annual General Meeting on 11 May 2005.

2.     (Loss)/earnings per ADR (basic)

Each American Depository Receipt ("ADR") represents two ordinary shares. The basic earnings per ADR is calculated by multiplying the earnings per ordinary share by a factor of two and then multiplying by the prevailing US dollar exchange rate at the end of the relevant period. The exchange rates used are 1.7925, 1.8137 and 1.9199 for the six months to 30 June 2005, 30 June 2004 and year to 31 December 2004 respectively.

3.     Non-cash movement

In December 2001, the Group entered into a lease-financing arrangement with Baxter Healthcare Corporation in respect of the Group's manufacturing plant. During the six months to 30 June 2005 interest payable on the finance lease was charged to the Group income statement, but was not fully paid in the period. The unpaid element for the six months ended 30 June 2005 of GBP0.1m (2004 - GBP0.2m) is shown as a non-cash movement on the reconciliation of net funds.

In May 2005 the Group paid GBP1.7m ($3.0m) to acquire BioReliance's fill/finish assets and will pay a further c. GBP2.5m ($4.5m) in 12 installments between 2006 and 2017. This unpaid element has been discounted to GBP1.5m ($2.8m) to reflect the time value of money and is shown as a non-cash movement on the reconciliation of net funds.

4.     Directors' responsibility

The Directors are responsible for the maintenance and integrity of the Group's website. Uncertainty regarding legal requirements is compounded as information published on the internet is accessible in many countries with different legal requirements relating to the preparation and dissemination of financial statements.

Independent review report to Acambis plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2005 which comprises the group income statement, reconciliation of movements in group shareholders' equity, group balance sheet information as at 30 June 2005, group cash flow statement and associated notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in note 1, the next annual financial statements of the group will be prepared in accordance with accounting standards adopted for use in the European Union. This interim report has been prepared in accordance with the basis set out in Note 1.

The accounting policies are consistent with those that the directors intend to use in the next annual financial statements. As explained in note 1, there is, however, a possibility that the directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with accounting standards adopted for use in the European Union. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union at 31 December 2005 are not known with certainty at the time of preparing this interim financial information.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information.

This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

PricewaterhouseCoopers
Cambridge
6 September 2005






                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 06 September 2005                 ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR